Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

December 31, 2008 and 2007

Western Wind Energy Corp.
December 31, 2008 and 2007

Table of contents

Report of Independent Registered Chartered Accountants	1-2

Consolidated balance sheets	3

Consolidated statements of operations	4

Consolidated statements of cash flows	5

Consolidated statements of shareholders’ equity and accumulated other comprehensive income (loss)	6-7

Notes to the consolidated financial statements	8-38

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Western Wind Energy Corp.

We have audited the consolidated balance sheets of Western Wind Energy Corp. (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year ended December 31, 2008 and the eleven months ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the eleven months ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Western Wind Energy Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated statement of operations and cash flow for the year ended January 31, 2007, presented for comparative purposes, were audited by other independent auditors, whose opinion thereon, dated August 21, 2007, was unqualified and included a separate report titled Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict containing emphasis of matter concerning the Company’s ability to continue as a going concern.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 18, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (b) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 18, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and changes in accounting principles in the auditors’ report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 18, 2009

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2008 and 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
Assets
Current assets
Cash	1,817,371	449,493
Accounts receivable	546,878	338,180
Refundable tax credits	311,211	278,828
Income taxes refundable	223,314	182,958
Prepaid expenses	346,180	261,436
	3,244,954	1,510,895

Restricted cash (Note 3)	210,214	1,171,376
Construction in progress (Note 4)	1,103,393	513,254
Property and equipment (Note 5)	20,863,849	18,803,717
Goodwill and other intangible assets (Note 6)	4,840,729	3,993,353
	30,263,139	25,992,595

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	733,190	1,020,644
Discontinued (Note 7)	484,200	457,925
Accrued interest liabilities	57,340	2,229,986
Loans payable, current portion (Note 8)	582,060	13,679,465
	1,856,790	17,388,020

Loans payable (Note 8)	349,879	692,217
Asset retirement obligation (Note 9)	1,222,898	926,362
Future income tax liability (Note 10)	4,391,079	4,217,071
	7,820,646	23,223,670

Shareholders' equity
Share capital (Note 11)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
36,703,251 (2007 - 28,827,039)	40,604,309	26,255,942
Contributed surplus	4,837,341	4,128,400
Warrants (Note 12)	5,297,817	1,030,482
	50,739,467	31,414,824

Accumulated other comprehensive income (loss)	712,268	(1,905,932)
Accumulated deficit	(29,009,242)	(26,739,967)
	(28,296,974)	(28,645,899)
	22,442,493	2,768,925
	30,263,139	25,992,595

Commitments (Note 16)
Contingencies (Note 17)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director
See accompanying notes to the consolidated financial statements.		Page 3

Western Wind Energy Corp.
Consolidated statements of operations
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
		(Note 24)	(Note 24)

Revenue
Energy sales	5,116,652	4,264,759	1,594,440

Expenses (Note 24)
Cost of sales (i)	1,859,104	1,561,483	1,110,750
General and administration (i)	4,176,487	4,160,045	3,118,856
Project development (i)	1,876,589	987,520	926,912
Amortization	2,418,012	2,163,295	1,418,075
Asset retirement obligation accretion (Note 9)	68,936	63,232	76,296
Interest and accretion on long-term debt (Note 15)	(109,784)	1,999,559	946,304
Foreign exchange (gain) loss	581,819	(2,964,140)	536,996
	10,871,163	7,970,994	8,134,189

Loss before the following	(5,754,511)	(3,706,235)	(6,539,749)
Interest income	53,781	70,780	111,006
Write-off of equipment (Note 13)	-	-	(24,286)

Loss from continuing operations before income taxes	(5,700,730)	(3,635,455)	(6,453,029)
Income tax recovery (Note 10)	707,408	816,223	893,482

Loss from continuing operations after tax	(4,993,322)	(2,819,232)	(5,559,547)
Income (loss) from discontinued perations (Note 7)	2,724,047	234,655	(6,163,061)
Net loss	(2,269,275)	(2,584,577)	(11,722,608)

(Loss) gain per share as reported - basic and diluted
Continuing operations	(0.15)	(0.11)	(0.23)
Discontinued operations	0.08	0.01	(0.26)
Net loss	(0.07)	(0.10)	(0.49)

Weighted average number of common shares outstanding - basic and diluted	32,544,125	26,230,119	23,788,927

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock- based compensation totaling $1,475,093 (eleven months ended December 31, 2007 - $989,482; year ended January 31, 2007 - $490,168) (Note 11 (d)).

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of cash flows
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Operating activities
Net loss from continuing operations after tax	(4,993,322)	(2,819,232)	(5,559,547)
Items not involving cash
Amortization	2,418,012	2,163,295	1,418,075
Asset retirement obligation accretion	68,936	63,232	76,296
Bonuses paid in shares and to repay investment deposit	-	83,920	334,080
Financing fees payable in common shares and equity rights	-	89,250	125,990
Accretion on long-term debt	13,720	95,560	99,008
Write-off of equipment	-	-	24,286
Stock-based compensation expense	1,475,093	989,482	490,168
Future income taxes recoverable	(711,252)	(650,626)	(359,259)
Unrealized foreign exchange (gain) loss	272,949	(2,964,140)	-
	(1,455,864)	(2,949,259)	(3,350,903)
Change in non-cash working capital
Refundable tax credits	(49,467)	(207,901)	(23,134)
Accounts receivable	(137,558)	279,651	(694,001)
Income taxes refundable	-	42,676	(264,768)
Prepaid expenses	(30,723)	(60,300)	(197,567)
Accounts payable and accrued liabilities	(344,197)	(1,199,774)	(824,538)
Accrued interest liabilities	(2,172,646)	1,694,979	809,505
	(4,190,455)	(2,399,928)	(4,545,406)

Investing activities
Purchase of property and equipment	(1,809,402)	(329,932)	(3,526,377)
Purchase of Mesa Wind Farm	-	-	(15,534,623)
Purchase of intangible assets	-	-	(34,623)
Construction in progress	(565,556)	(261,741)	(164,167)
Property and equipment deposits	-	(122,746)	809,408
Restricted cash	982,105	(167,000)	(1,194,530)
Discontinued operations (Note 7)	2,846,235	250,040	-
	1,453,382	(631,379)	(19,644,912)

Financing activities
Shares issued for cash	17,733,819	4,437,411	607,950
Loans payable and conversion rights	(13,628,868)	(999,117)	17,702,079
	4,104,951	3,438,294	18,310,029

Net cash inflow (outflow)	1,367,878	406,987	(5,880,289)
Cash position, beginning of period	449,493	42,506	5,922,795
Cash position, end of period	1,817,371	449,493	42,506

Supplemental cash flow information
Interest paid in cash	2,220,536	161,136	39,734
Interest income	53,781	70,780	111,006
Income tax received	-	211,434	-

Non-cash financing activities (Note 18)

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and accumulated other comprehensive income (loss)
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)									Accumulated
									other	Total
		Common shares	Contributed		Warrants		Special Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$

Balance as at January 31, 2006	23,714,789	21,490,117	2,414,668	8,176,589	-	-	-	(12,432,782)	-	11,472,003
Net loss for the year	-	-	-	-	-	-	-	(11,722,608)	-	(11,722,608)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	473,098	473,098
Comprehensive loss										(11,249,510)
Cash transactions
Exercise of warrants at $2.10	16,000	33,600	-	(16,000)	-	-	-	-	-	33,600
Exercise of warrants at $1.80	27,000	48,600	-	(27,000)	-	-	-	-	-	48,600
Exercise of warrants at $1.03	78,000	80,340	-	(78,000)	-	-	-	-	-	80,340
Private placement at $1.20 per unit
Net share issuance costs of $14,090	137,416	150,810	-	137,416	-	-	-	-	-	150,810
Allocation of fair value of warrants	-	(49,870)	-	-	49,870	-	-	-	-	-
Share subscriptions received (receivable)	-	-	294,600	-	-	-	-	-	-	294,600
	258,416	263,480	294,600	16,416	49,870	-	-			607,950
Non-cash transactions
Fair value of conversion option	-	-	208,288	-	-	-	-	-	-	208,288
Expiry of warrants	-	-	-	(489,161)	-	-	-	-	-	-
Finance cost payable by issuance of shares at $1.03	146,500	125,990	-	-	-	-	-	-	-	125,990
Stock-based compensation	-	-	490,168	-	-	-	-	-	-	490,168
Bonus expense	-	-	334,080	-	-	-	-	-	-	334,080
Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)		(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and accumulated other comprehensive income (loss)
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)									Accumulated
									other	Total
		Common shares	Contributed		Warrants	Special Warrants			comprehensive shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-			133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	7,580,007	13,866,778	(462,437)	2,885,800	4,329,478	-	-	(29,009,242)	-	17,733,819
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493

(a) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 12).

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, the Company has experienced cash outflows from operating activities, and net losses. These conditions reflect the fact that income and cash flows from income-producing activities have not been sufficient to offset cash used for project development expenses. The Company has the ability to continue its existing income-producing operation. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its consolidated financial statements for the year ended December 31, 2008 with comparatives for the eleven months ended December 31, 2007.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. All information is stated in Canadian dollars unless otherwise stated and include the following significant accounting policies:

(a)	Principles of consideration

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Western Wind US, Aero and Mesa Wind. All significant intercompany accounts and transactions have been eliminated.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(b)	New accounting policies adopted

On January 1, 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments -Disclosures (“Section 3862”), Handbook Section 3863, Financial Instruments -Presentation (“Section 3863”), and Handbook Section 1400, General Standards of Financial Statements Presentation (“Section 1400”).

(i)	Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 21.

(ii)	Financial instruments disclosures and presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 20.

(iii)	General standards of financial statements presentation

Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern. There was no material impact on the Company’s financial condition or operating results and disclosure as a result of the adoption of Section 1400.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment of long-lived assets, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

(d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)
	(e)	Accounts receivable

Accounts receivable are recorded at amortized cost less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

	(f)	Restricted cash

Restricted cash includes cash reserves that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letters of credit.

	(g)	Construction in progress

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and to secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions. As at December 31, 2008, the Company has not commenced commercial operations for the projects recorded under this caption.

	(h)	Capital assets

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

Amortization is on a straight line basis and the rates are as follows:

Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Vehicles	5 years

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)
	(i)	Goodwill and other intangible assets
The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	6.5 years
Power purchase agreement	4 years

(j)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(k)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2008, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind.

(l)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(m)	Foreign currency transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

(n)	Foreign currency translation

	(i)	Integrated foreign operations

Assets and liabilities of integrated foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Translation exchange gains and losses are included in the net loss for the period.

	(ii)	Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses are translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income (loss).

(o)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document

(p)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(q)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(r)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), receivables, held-to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other liabilities, which are measured at amortized cost.

(s)	New accounting standards not yet adopted

	(i)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of tangible assets by profit- oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009 and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

	(ii)	Convergence with International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011, beginning with fiscal quarter therein on a comparative basis. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)
	(s)	New accounting standards not yet adopted (continued)

		(iii)	Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

(iv)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

3.	Restricted cash

	2008	2007
	$	$

Term deposits	210,214	1,230,728
Less: Unrestricted portion of term deposit	-	(59,352)
Restricted term deposits	210,214	1,171,376

The Company has placed $110,214 (2007 - $1,071,376) to secure letters of credit totaling US$90,000 (2007 - US$1,090,000) to Southern California Edison as required by power purchase agreements (Note 15). An additional $100,000 (2007 - $100,000) has been placed on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

4.	Construction in progress

			2008
	Windstar	Mesa Wind
	120 MW	50 MW	Total
	$	$	$

Balance, January 1	427,597	85,657	513,254
Additions	532,184	32,994	565,178
Foreign exchange difference	-	24,961	24,961
Balance, December 31	959,781	143,612	1,103,393

			2007
	Windstar	Mesa Wind
	120 MW	50 MW	Total
	$	$	$

Balance, February 1	222,632	40,065	262,697
Additions	204,965	52,368	257,333
Foreign exchange difference	-	(6,776)	(6,776)
Balance, December 31	427,597	85,657	513,254

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects.

(a)	Windstar 120 MW project

On March 7, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2009. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW.

(b)	Mesa Wind 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

5.	Property and equipment

			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	7,074,304	-	7,074,304
Generating facilities	19,619,758	(6,264,374)	13,355,384
Meteorological towers	169,317	(144,156)	25,161
Furniture and equipment	129,075	(37,570)	91,505
Assets under capital leases (Note 8(e))	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

			2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,625,304	-	5,625,304
Generating facilities	15,850,347	(3,012,629)	12,837,718
Meteorological towers	169,317	(110,292)	59,025
Furniture and equipment	36,195	(21,815)	14,380
Assets under capital leases	152,605	(38,472)	114,133
Property and equipment deposits	153,157	-	153,157
	21,986,925	(3,183,208)	18,803,717

The unrealized foreign exchange translation gain in property and equipment for the year ended December 31, 2008 was $2,595,008 (loss of $2,538,147 for the eleven months ended December 31, 2007).

6.	Goodwill and other intangible assets

			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	4,522,677	-	4,522,677
Power purchase contracts	71,343	(36,890)	34,453
Land right-of-way	451,445	(167,846)	283,599
	5,045,465	(204,736)	4,840,729

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

6.	Goodwill and other intangible assets (continued)

			2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,662,851	-	3,662,851
Power purchase contracts	64,362	(19,793)	44,569
Land right-of-way	365,619	(79,686)	285,933
	4,092,832	(99,479)	3,993,353

The foreign exchange translation gain on goodwill and other intangible assets for the year ended December 31, 2008 was $921,124 (loss of $686,161 for the eleven months ended December 31, 2007).

7.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Grand Manan 20 MW project	(122,188)	224,212	(1,149,339)
Steel Park 15 MW project	2,846,235	10,443	(5,013,722)
	2,724,047	234,655	(6,163,061)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

	(a)	Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owed a third party $200,000 for providing security for the letter of credit. The third party agreed to accept 166,667 shares in lieu of the debt and accordingly the $200,000 was initially classified as contributed surplus and then transferred to common shares when the shares were issued on January 8, 2008. Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three fiscal periods are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Loss for the period	(122,188)	(25,828)	(120,190)
Gain on sale of wind data	-	250,040	-
Write-off of construction in progress	-	-	(733,417)
Write-off of property and equipment	-	-	(95,732)
Letter of credit accrual	-	-	(200,000)
(Loss) income before income taxes	(122,188)	224,212	(1,149,339)

(b)	Steel Park 15 MW project

The Company had a power purchase agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a turbine supply agreement. The turbine supply agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and was secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. Another power purchase agreement was unlikely in the foreseeable future which created uncertain economic viability and consequently the Company wrote off its investment in Steel Park, LLC and the Steel Park 15 MW project.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

	(b)	Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Gain (loss) for the year	2,846,235	10,443	(159,782)
Write-off of construction in progress	-	-	(4,853,940)
	2,846,235	10,443	(5,013,722)

The Mesa loan was repaid during the year which triggered a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation relating to the Steel Park asset allocation following discontinuation of that project. (Note 8(c)). The amount was further partially offset by a settlement arrangement of an amount owing to a Steel Park vendor.

The Company has seg3regated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

	December 31, 2008				December 31, 2007
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15 MW	15 MW	Total	15 MW	15 MW	Total
	$	$	$	$	$	$

Accounts payables	149,688	334,512	484,200	62,500	395,425	457,925

8.	Loans payable

	2008	2007
	$	$

Windridge acquisition loan (a)	348,840	258,888
Windstar mortgages (b)	311,132	373,751
Mesa Wind acquisition loan (c)	-	13,283,420
Kingman acquisition loans (d)	-	408,911
Crane financing contract (e)	246,442	-
Other	25,525	46,712
	931,939	14,371,682
Less: Current portion	582,060	13,679,465
	349,879	692,217

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

8.	Loans payable (continued)

	(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 is secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to June 15, 2009. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

The loan is recorded at $348,840 (US$285,000) at December 31, 2008 (2007 - $258,888 (US$261,160)). On initial recognition, $208,288 (US$176,965) of the total proceeds was recorded as an equity instrument within contributed surplus. The debt component has now been fully accreted to face value.

	(b)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2008 is $311,132 (US$254,193) (2007 - $373,751 (US$377,031)). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years. The mortgages are secured by first charges on the land.

	(c)	Mesa Wind acquisition loan

The acquisition of PAMC was financed by a loan of $15,771,800 (US$13,400,000) from Pacific Hydro Limited bearing interest at LIBOR plus 6%. The Mesa loan was repaid on June 23, 2008 (the “Repayment date”), which triggered a reduction of $ 826,441 of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation relating to the Steel Park asset allocation following discontinuation of that project (Note 7).

The accrued interest on the Mesa Wind acquisition loan as at December 31, 2008 at LIBOR plus 6% amounts to $Nil (2007 - $2,213,308).

(d)	Kingman acquisition loans

The Company borrowed from the vendor of the land $971,025 (US$825,000) bearing interest at 7% per year and secured by a first charge on the property. Half of the loan was repaid in June 2007 and the remaining half was repaid in December 2007.

Replacement financing of US$412,500 in June 2007 was provided by a significant shareholder as a loan to the Company bearing interest at 12% and was secured by a second charge on the property. The replacement loan was repaid on July 3, 2008. The lender also received 119,000 bonus shares on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

(e)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $246,442 at December 31, 2008 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

8.	Loans payable (continued)

	(f)	Loan payable

Principal payments due in the next five years and thereafter are as follows:
$

2009	582,060
2010	93,287
2011	96,835
2012	103,511
2013	47,522
Thereafter	8,724
931,939

9.	Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that expires on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	2008	2007
	$	$

Balance, beginning of period	926,362	1,030,000
Accretion	68,936	63,232
Foreign exchange difference	227,600	(166,870)
Balance, end of period	1,222,898	926,362

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2013, is $1,405,600. The asset retirement obligation was calculated using a discount rate of 8.84% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

10.	Income taxes

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Income taxes
Current	3,834	(165,597)	(534,262)
Future	(711,242)	(650,626)	(359,220)
	(707,408)	(816,223)	(893,482)

The items accounting for the difference between income taxes computed at the statutory rate of 31.0% (December 31, 2007 - 34.12%; January 31, 2007 - 34.12%) and the provision for income taxes are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Loss from continuing operations before income tax	(5,700,730)	(3,635,455)	(6,453,029)

Computed tax recovery at statutory rate	(1,767,226)	(1,240,417)	(2,201,774)
Increase (decrease) resulting from permanent differences
Stock-based compensation	457,279	337,611	167,245
Foreign exchange translation	205,718	(1,076,326)	270,177
Adjustment to prior year's net operating losses	730,974	-	-
Other	157,636	59,815	42,775
Tax rate changes	-	-	133,311
U.S. and Canadian tax rate difference	(416,061)	(156,498)	(161,764)
Change in valuation allowance	(75,728)	1,259,592	856,548
Income tax expense (recovery)	(707,408)	(816,223)	(893,482)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Future income tax assets
Interest payable to related parties	-	854,780	311,484
Property and equipment	-	-	106,080
Net operating losses on discontinued operations	1,173,428	2,256,061	1,998,324
Asset retirement obligation	489,159	370,544	410,249
Other	-	-	49,199
Share issue costs	551,528	175,160	162,785
Finance costs	571,119	-	-
Net operating losses carryforward	5,114,698	4,629,732	4,325,039
	7,899,932	8,286,277	7,363,160
Valuation allowance	(7,899,932)	(7,975,660)	(6,997,627)
	-	310,617	365,533

Future income tax liabilities
Property and equipment	(4,245,384)	(4,448,176)	(5,904,794)
Other	(145,695)	(79,512)	(186,990)
	(4,391,079)	(4,527,688)	(6,091,784)
Net future income tax liability	(4,391,079)	(4,217,071)	(5,726,251)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2008, the Company does not believe it meets the criteria to recognize FITA.

At December 31, 2008 the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$9,621,396 which expire at various times commencing in 2021. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $5,114,626 which expire as follows:

$

2009	-
2010	-
2011	-
2015	318,524
2026 and thereafter	4,796,102
5,114,626

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital

	(a)	750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. On June 12, 2008, 37,501 shares were released and a further 37,501 shares were released on December 9, 2008, leaving a balance of 674,998 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares will be released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

	(b)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 6,008,744 common shares representing 20% of the issued and outstanding shares as at June 11, 2008.

Each option entitles the holder to acquire one common share at its exercise price and is being vested between 12 and 24 months from the date of grant and expires five years from the date of grant.

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share. A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited. The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company. 400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year.

During the eleven months ended December 31, 2007, the Company granted 850,000 options to directors and officers to acquire shares at $1.54 per share and 900,000 to consultants to acquire shares ranging from $1.32 to $1.54 per share. A consultant was terminated and the exercise rights for the balance of the stock options (25,000 options at $1.52 per share and 25,000 options at $2.05 per share) were cancelled. 370,000 options with an exercise price of $1.20 per share expired.

During the year ended January 31, 2007, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

The Company recorded $1,475,093 of stock-based compensation expense during the year ended December 31, 2008 (eleven months ended December 31, 2007 -$989,482; year ended January 31, 2007 - $490,168).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

	(b)	(continued)

A summary of stock option information as at December 31, 2008 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Cancelled	(50,000)	1.79
Expired	(370,000)	1.20
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37

		Stock options outstanding		Options exercisable
Weighted
average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	5,124,074	1.37	2.60	2,986,574	1.37

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

	(c)	The fair value of the Company’s stock-based awards granted to employees, non- employee directors and consultants for the year ended December 31, 2008 and eleven months ended December 31, 2007 was estimated using the Black-Scholes option- pricing model using the following weighted average assumptions:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007

Expected life (in years)	5	5	5
Risk-free interest rate	3%	4%	4%
Expected stock volatility	86%	89%	73%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2008 was $0.75 (December 31, 2007 - $1.41; January 31, 2007 - $1.55).

(d)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007

Cost of sales	9,640	3,799	676
General and administration	938,077	812,724	424,399
Project development	527,376	172,959	65,093
	1,475,093	989,482	490,168

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

12.	Warrants

Share purchase warrants outstanding as at December 31, 2008:

Number of		Amount	Exercise
warrants (ii)		($)	price	Expiry date
			$

191,570		58,840	1.05	February 23, 2009
80,002		26,558	1.05	August 1, 2009
155,000		58,969	1.20	October 11, 2009
1,060,950		564,850	1.75	October 23, 2009
3,157,900	(i)	3,719,733	3.70	June 20, 2010
442,107	(i)	868,867	2.85	June 20, 2010
5,087,529		5,297,817

(i)	On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Broker’s Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Broker’s Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect. Broker’s Warrants were not converted to date.

(ii)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk free rate of interest - 3.25%, dividend yield - 0%, volatility - 88% and an expected term of approximately 2 years.

As the Company incurred losses for the year ended December 31, 2008 and for the eleven months ended December 31, 2007 and year ended January 31, 2007, the stock options and share purchase warrants, as disclosed in Note 12 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

13.	Write-off of equipment

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write-off of a vehicle as a result of an accident.

14.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Directors' fees	104,000	56,000	27,500
Consulting fees	1,177,597	556,946	661,719
Bonuses	-	83,920	334,080
Management fees	270,000	247,500	417,723
Secretarial	36,000	45,000	60,000
Financing costs	-	89,250	142,014
Interest	(226,359)	1,718,765	774,498
Other	39,576	-	-
	1,400,814	2,797,381	2,417,534

(b)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land. The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. The loan was repaid October 22, 2007.

(c)

Pacific Hydro, the previous owner of approximately 23% of the common shares of the Company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind (Note 8(c)). The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $Nil (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

(d)

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. The shares were fully amortized in 2007 (December 31, 2007 - $83,920; January 31, 2007 - $334,080).

(e)

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

14.	Related party transactions (continued)

(f)

As at December 31, 2008, the Company had an account receivable of $82,795 (2007 - $Nil) with a company having a common director and an account payable of $58,747 (2007 - $Nil) to an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.	Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(a)

the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”). The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(b)

As mentioned in Note 8, the Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

16.	Commitments

		Within 1	2 to 3	4 to 5
	Total	year	years	years
	$	$	$	$
Right of way agreements (c) (d)	430,271	117,038	211,212	102,021
Office leases (e) (f)	283,692	96,192	174,960	12,540
Management contract (g)	255,600	255,600	-	-
	969,563	468,830	386,172	114,561

(a)

As at December 31, 2008, the Company has a letter of credit outstanding totaling $110,214 (US$90,000) to secure a performance bond to Southern California Edison for a power purchase agreement for a project under development. The letter of credit is secured by term deposits (Note 3). An additional $100,000 has been placed on deposit to secure other terms of trade.

(b)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

16.	Commitments (continued)

	(c)	The Company has a Bureau of Land Management right-of-way that expires on January 26, 2013 and the Company has the right to enter into a new 30-year right-of- way. The right-of-way requires annual payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement (Note 9).

	(d)	The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year. Future rental rates are to be based on the fair market value of the property. The right-of-way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

	(e)	The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

	(f)	The Company entered into a lease agreement for office space in Tehachapi, CA that expires July 2011. The base rent from August 1, 2009 to June 2010 is US$1,650 per month increasing to US$1,700 per month thereafter.

	(g)	The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$213,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

17.	Contingencies

	(a)	As at December 31, 2008 the Company had only two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

17.	Contingencies (continued)

	(b)	As at December 31, 2008, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid refundable deposits of $20,000 in 2008 and a payment of $10,000 subsequent to the year end. The deposits become nonrefundable once the local Transmission Line provider inspects the property and provides a site approval report. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement would not be consummated. The following additional payments are contingent on the project development process as follows:
  $15,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8 months of the purchase and sale agreement date or the company waives such requirement;

  $25,000 is payable for each property if the Company is successful in obtaining all other contracts , agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

  The difference between the combined purchase price of $2,575,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

18.	Non-cash financing activities

During the year ended December 31, 2008, the Company issued 275,000 shares at an average value of $1.29 per share as settlement of certain debts.

During the eleven months ended December 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totaling $143,500.

The Company expensed bonuses totaling $Nil (eleven months ended December 31, 2007 -$89,230) that were settled by the issue of shares.

19.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

20.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in the net income (loss) for the period. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (loss) (“OCI”) and are transferred to the net income (loss) for the period when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability other than held-for-trading, are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Accounts payable and accrued liabilities (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value at December 31, 2008 and 2007 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 8, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at December 31, 2008, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2008 less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 8 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company is in compliance with all financial covenants relating to its financial liabilities as at December 31, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in approximately $100,000 impact to accumulated other comprehensive income (loss) (“AOCI”). Based upon the remaining payments at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in approximately $10,000 impact to net income (loss). The Company substantially reduced its US$ liabilities in June 2008 which increased the overall foreign exchange exposure but substantially reduced the net income (loss) exposure.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company is partially hedged for the US$ natural gas price risk as it reports in Canadian dollars which often decreases as US$ based oil and natural gas price decreases. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	December 31,	December 31,
	2008	2007
	$	$

Total loans payable including current portion	931,939	14,371,682
Shareholders’ equity	22,442,493	2,768,925
Total debt and equity	23,374,432	17,140,607

Debt to equity ratio, end of period	0.04	5.19

Changes from December 31, 2007 relate primarily to changes within shareholders’ equity relating to current period earnings, the exercise of stock options, the exercise of warrants, the issue of Special Warrants (Note 12) and repayment of the Pacific Hydro loan as mentioned in Note 15.

The Company is in compliance with all financial covenants as at December 31, 2008.

Capital required for new projects would initially be sought at the project company level through finance partnerships common in the U.S. renewable energy market.

22.	Subsequent events

On March 6, 2009, the Company settled a lawsuit filed by Tom Vihvelin, a former director of Eastern Wind and recorded a loss from discontinued operations for the year ended December 31, 2008 of $122,188 which included the settlement amount of $50,000 to the plaintiff plus legal costs.

23.	Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

24.	Comparative figures

The comparative consolidated balance sheets and statements of operations have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements. In addition, the Company presented its statement of operations based on functional account and as a result, has restated the statement of operations for the eleven months ended December 31, 2007 and year ended January 31, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles

	(a)	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

	(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items
	2008	2007
	$	$

Total assets per Canadian/US GAAP	30,263,139	25,992,595

Total liabilities per Canadian GAAP	7,820,646	23,223,670
Difference in convertible debt discount	-	8,634
Total liabilities under US GAAP	7,820,646	23,232,304

Shareholders' equity per Canadian GAAP	22,442,493	2,768,925
Difference in convertible debt discount	-	(8,634)
Shareholders' equity under US GAAP	22,442,493	2,760,291

Reconciliation of statement of operations items

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Net loss for the period per Canadian GAAP	(2,269,275)	(2,584,577)	(11,722,608)
Difference in convertible debt accretion	8,634	58,503	60,615
Net loss for the period per US GAAP	(2,260,641)	(2,526,074)	(11,661,993)

(Loss) gain per share - basic and diluted per US GAAP
Continuing operations	(0.15)	(0.11)	(0.23)
Discontinued operations	0.08	0.01	(0.26)
Net loss	(0.07)	(0.10)	(0.49)

Weighted average number of common shares outstanding - basic and diluted	32,544,125	26,230,119	23,788,927

Under Canadian GAAP, the fixed price conversion feature within the convertible debt described in Note 8 (a) was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt was bifurcated.

Reconciliation of consolidated statement of cash flows is not presented since there are no significant differences to report.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)	Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Verde Resources Corporation and Mesa Wind Power Corp., are subject to U.S. tax.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions in FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company’s assessment is that there is no impact on its consolidated financial statements.

(d)	New accounting pronouncements for US GAAP

(i)	Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 became effective for our 2008 fiscal year and there has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

(ii)	The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. While SFAS 159 became effective for our 2008 fiscal year, we did not elect the fair value measurement option for any of our financial assets or liabilities. Therefore, the adoption of SFAS 159 did not have a material impact in the Company’s financial condition, results of operations or cash flows.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	(d)	New accounting pronouncements for US GAAP (continued)

		(iii)	SFAS No. 141 R, Business Combinations (“SFAS 141R”)

In December 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS 141R and has not yet determined the impact on its consolidated financial statements.

		(iv)	SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (SFAS 160”), which requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity, to clearly present the consolidated net income attributable to the parent and the non-controlling interest on the face of the consolidated statement of income, and to account for transactions between an entity and noncontrolling interests as equity transactions. Additionally, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. This statement is effective for fiscal periods beginning after December 31, 2008. Management is currently evaluating the requirements of SFAS 160 and has not yet determined the impact on its consolidated financial statements.

(v)	SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	(d)	New accounting pronouncements for US GAAP (continued)

		(vi)	SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management is currently evaluating the requirements of SFAS 162 and has not yet determined the impact on its consolidated financial statements.